UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 4)<F1>


                                  WI-TRON, INC.
                              ---------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)


                                   96684U 10 4
                             ----------------------
                                 (CUSIP Number)


                                Harris Freedman
                           1241 Gulf of Mexico Drive
                            Sarasota, Florida 34228
                                 (941) 387-8388
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 2006
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  96684U 10 4                                        PAGE 2 OF 10 PAGES

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           BRIDGE VENTURES, INC.
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]  (b)[X]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)  [ ]

---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           FLORIDA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           1,373,901
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                1,373,901
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,373,901
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           4.8%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  96684U 10 4                                        PAGE 3 OF 10 PAGES

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           SMACS HOLDING CORP.
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)  [ ]

---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           FLORIDA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           69,900
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                69,900
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           69,900
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           0.2%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  96684U 10 4                                        PAGE 4 OF 10 PAGES

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           HARRIS FREEDMAN IRA
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           OO<F1>
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)  [ ]

---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           USA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           86,600
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                86,600
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           86,600
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           0.3%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           IN
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
<F1> On December 31, 2005, these Shares were transferred from the Bridge
Ventures, Inc. Employee Benefit Plan, which Mr. Freedman has shared dispositive power with his wife, Annelies Freedman.

CUSIP NO.  96684U 10 4                                        PAGE 5 OF 10 PAGES

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           ANNELIES FREEDMAN IRA
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           OO<F1>
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)  [ ]

---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           USA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           -0-
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               927,124
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                -0-
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           927,124
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           927,124
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           3.2%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           IN
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
<F1> On December 31, 2005, these Shares were transferred from the Bridge
Ventures, Inc. Employee Benefit Plan, which Mrs. Freedman has shared dispositive power with her husband, Harris Freedman.

CUSIP NO.  96684U 10 4                                        PAGE 6 OF 10 PAGES

---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           HARRIS FREEDMAN
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]  (b)[ ]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)  [ ]

---------- ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

           USA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           52,000
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                52,000
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,000
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           0.2%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           IN
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  96684U 10 4                                        PAGE 7 OF 10 PAGES


Item 1.  Security and Issuer.

     This Amendment No. 4 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statements on Schedule 13D filed with the Securities and Exchange Commission on December 5, 2000, June 29, 2001, August 4, 2005, and January 24, 2006 (the "Previous Statements" and, as amended by this Amendment, the "Statement") on behalf of (i) Bridge Ventures, Inc., a Florida corporation,
(ii) SMACS Holding Corp., a Florida corporation, (iii) Harris Freedman IRA,
(iv) Annelies Freedman IRA, and (v) Harris Freedman, an individual (collectively, the "Reporting Persons"), relates to the common stock, par value $.0001 per share (the "Shares"), of Wi-Tron, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is 59 LaGrange Street, Raritan, New Jersey 08869.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of 1,188,901 of the 1,373,901 shares owned by Bridge is approximately $1,152,436. These securities were acquired with working
capital.   The remaining 185,000 Shares held by Bridge were issued pursuant to the conversion of Issuer's convertible promissory notes dated March 10, 2003.

     The aggregate purchase price of the 52,000 Shares owned outright by Harris Freedman is approximately $5,000. Such securities were acquired with personal funds.

     The aggregate purchase price of the 69,900 Shares owned by SMACS is approximately $209,700. Such securities were acquired with working capital.

     The aggregate purchase price of the 1,013,724 Shares owned by Harris Freedman IRA, and Annelies Freedman IRA is approximately $304,000. On December 31, 2005, these securities were transferred from the Bridge Ventures, Inc. Employee Benefit Plan.


Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate percentage of Shares reported owned by each person named in Item 2(b) (c) is based upon 28,638,267 shares of Shares outstanding.

     As of the close of business on March 10, 2006, Bridge beneficially owned 1,373,901 Shares, constituting approximately 4.8% of the Shares outstanding. SMACS beneficially owned 69,900 Shares, constituting approximately 0.2% of the Shares outstanding. Harris Freedman IRA beneficially owned 86,600 Shares, constituting approximately 0.3% of the Shares outstanding. Annelies Freedman IRA beneficially owned 927,124 Shares, constituting approximately 3.2% of the Shares outstanding Harris Freedman beneficially owned 52,000 Shares and may be deemed to beneficially own the 1,530,401 Shares owned directly by Bridge, SMACS, and

CUSIP NO.  96684U 10 4                                        PAGE 8 OF 10 PAGES


Harris Freedman IRA, by virtue of his direct authority to vote and dispose of such Shares. Harris Freedman may be deemed to beneficially own the 927,124 Shares owned by Annelies Freedman IRA by virtue of their shared authority to vote and dispose of such Shares. Accordingly, Harris Freedman has sole and shared voting and dispositive power with respect to an aggregate of 2,509,525 Shares, constituting approximately 8.8% of the Shares outstanding. Harris Freedman and Annelies Freedman each disclaim beneficial ownership of the Shares owned by Bridge, SMACS, Harris Freedman IRA, and Annelies Freedman IRA except to the extent of each of his/her equity interest in such entities.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's Shares during the last sixty days by the persons named in Item 2(b) (c).

     (d) No person other than the persons named in Item 2(b) (c) is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this filing on Schedule 13D.

     (e) Not applicable.

CUSIP NO.  96684U 10 4                                        PAGE 9 OF 10 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 10, 2006                       BRIDGE VENTURES, INC.

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Secretary


                                           SMACS HOLDING CORP.

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Secretary


                                           HARRIS FREEDMAN IRA

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman


                                           ANNELIES FREEDMAN IRA

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman


                                               /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Individually

CUSIP NO. 96684U 10 4                                       PAGE 10 OF 10 PAGES


                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days


                         Shares of Common          Price Per    Date of
                         Stock Purchased/(Sold)    Share ($)    Purchase/(Sale)
----------------------   ----------------------    ---------    ---------------

BRIDGE VENTURES, INC.            500,000              .06           3/10/06

----------------------   ----------------------    ---------    ---------------